UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 77563 / April 8, 2016

Admin. Proc. File No. 3-17044

In the Matter of

GO GREEN SMOKELESS OIL INTERNATIONAL,
INC.,
T.O ENTERTAINMENT, INC.
(F/K/A IBI ACQUISITIONS, INC.), AND
XIAN RESOURCES, LTD.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired.  No such petition has been filed by Go Green Smokeless Oil International, Inc., T.O Entertainment, Inc. (f/k/a IBI Acquisitions, Inc.), or Xian Resources, Ltd., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Go Green Smokeless Oil International, Inc., T.O Entertainment, Inc. (f/k/a IBI Acquisitions, Inc.), and Xian Resources, Ltd.[2]  The order contained in that decision is hereby declared effective.  The initial decision ordered that, pursuant to

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[1]    17 C.F.R. § 201.360(d).

[2]    *Go Green Smokeless Oil Int'l, Inc., T.O Entm't, Inc. (f/k/a IBI Acquisitions, Inc.), and Xian Res., Ltd.,* Initial Decision Release No. 960 (Feb. 11, 2016), 113 SEC Docket 09, 2016 WL 537550.  The Central Key Index numbers are:  1550958 for Go Green Smokeless Oil International, Inc.; 1439981 for T.O Entertainment, Inc. (f/k/a IBI Acquisitions, Inc.); and 1439984 for Xian Resources, Ltd.

Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of  Go Green Smokeless Oil International, Inc., T.O Entertainment, Inc. (f/k/a IBI Acquisitions, Inc.), and Xian Resources, Ltd., are hereby revoked.

　　　For the Commission, by the Office of the General Counsel, pursuant to delegated authority.


　　　　　　　　　　　　　　　　Brent J. Fields
　　　　　　　　　　　　　　　　Secretary

INITIAL DECISION RELEASE NO. 960
ADMINISTRATIVE PROCEEDING
File No. 3-17044

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| | |
|---|---|
| In the Matter of<br><br>GO GREEN SMOKELESS OIL INTERNATIONAL, INC.,<br>T.O ENTERTAINMENT, INC.<br>(F/K/A IBI ACQUISITIONS, INC.), AND<br>XIAN RESOURCES, LTD. | INITIAL DECISION OF DEFAULT<br><br>February 11, 2016 |

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Cameron Elliot, Administrative Law Judge

## SUMMARY

This initial decision revokes the registrations of Respondents' registered securities due to their failures to timely file required periodic reports with the Securities and Exchange Commission.

## INTRODUCTION

On January 11, 2016, the Commission issued an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents have securities registered with the Commission pursuant to Exchange Act Section 12(g) and are delinquent in their periodic filings. Respondents were served with the OIP by January 14, 2016, and their answers were due by January 27, 2016. *Go Green Smokeless Oil Int'l, Inc.*, Admin. Proc. Rulings Release No. 3540, 2016 SEC LEXIS 292 (ALJ Jan. 28, 2016). Following Respondents' failures to timely file answers, I ordered them to show cause by February 8, 2016, why the registrations of their securities should not be revoked by default due to their failures to file answers or otherwise defend this proceeding. *Id.* I warned that if a Respondent failed to respond to the show cause order, it would be deemed in default, the proceeding would be determined against it, and the registration of its securities would be revoked. *Id.* To date, no Respondent has filed an answer or responded to the show cause order.

# FINDINGS OF FACT

Respondents are in default for failing to file answers or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f). Accordingly, as authorized by Rule of Practice 155(a), 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

Go Green Smokeless Oil International, Inc., Central Index Key (CIK) No. 1550958, is a Delaware corporation located in Joshua, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2012, which reported a net loss of $1,776 from the company's April 23, 2012, inception to December 31, 2012.

T.O Entertainment, Inc. (f/k/a IBI Acquisitions, Inc.), CIK No. 1439981, is a delinquent Colorado corporation located in Denver, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2012, which reported a net loss of $2,398,136 for the prior nine months.

Xian Resources, Ltd., CIK No. 1439984, is a delinquent Colorado corporation located in Denver, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended November 30, 2012, which reported a net loss of $42,927 from the company's May 22, 2008, inception to November 30, 2012.

In addition to their repeated failures to timely file periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failures to maintain valid addresses on file with the Commission as required by Commission rules, did not receive such letters.

# CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file periodic reports with the Commission. Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). Respondents failed to timely file periodic reports. As a result, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

**SANCTION**

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondents' failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance or, through their failures to maintain valid addresses on file with the Commission as required by Commission rules, did not receive such letters. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, Respondents have not answered the OIP or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations, and have made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of Respondents' registered securities.

**ORDER**

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Go Green Smokeless Oil International, Inc., T.O Entertainment, Inc. (f/k/a IBI Acquisitions, Inc.), and Xian Resources, Ltd. are hereby REVOKED.

This initial decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

A Respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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Cameron Elliot
Administrative Law Judge